Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047285

30 October 2009

SEC
Mail Processing
Section

NOV 0 9 2009

Washington, DC
122

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

dlw 11/10

QUARTERLY REPORT

FOR THE QUARTER ENDING 30 SEPTEMBER 2009

HIGHLIGHTS

Financial and Corporate

- **Quarterly revenue**

  A$12.2 million on sales of 154,496 million barrels of oil. Revenue up by 320% from the previous quarter primarily due to increased oil cargoes.

- **Cash at end of quarter**

  A$18.8 million.

- **Equity raising completed**

  A$9.6 million received for issue of 64,455,713 new shares in July 2009.

Operations

New Zealand

- **Maari development drilling completed**

  Drilling of all oil producing and water injection wells was completed.

- **Additional Maari M2A well drilled**

  A development well was successfully drilled into the shallower M2A sand and encountered excellent oil reservoir.

- **Manaia discovery successfully appraised**

  The Manaia -1 appraisal well was successfully drilled of approximately 8,000 metres including 1,524 metres horizontally in the Mangahewa oil reservoir.

- **Farmins to two new exploration permits subsequent to the end of the quarter**

  Cue obtained 20% interests in permits PEP51313 and PEP51149 in the Taranaki Basin.

Australia

- **MEO on track to farm out in WA-360-P**

  MEO believes that it will be successful in farming out in WA-360-P to drill the very large Artemis gas prospect.

- **Interpretation of WA-389-P 3D seismic data very encouraging**

  The presence of a very large structural closure with direct hydrocarbon indications at the primary reservoir level has been interpreted on the Rose 3D seismic data.

- **Beach Petroleum drilled Spikey Beach -1 in T/38P**

  The Spikey Beach -1 well was drilled by Beach Petroleum at no cost to Cue. The well was a dry hole.

Indonesia

- **Oyong gas production begins**

  Gas production began from the Oyong field at the beginning of October 2009.

1. PRODUCTION / DEVELOPMENT ACTIVITY

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

At the end of the quarter the SE Gobe field production rate for the calendar year to date averaged approximately 4,800 barrels of oil per day (Cue's share was approximately 160 barrels of oil per day).

Cue's oil production revenue received during the quarter from the field was A$1.2 million and equated to 14,005 barrels of oil.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

Cue's oil production revenue received during the quarter from the field was A$4.5 million and equated to 59,053 barrels of oil.

The average production rate at the end of the quarter was approximately 3,700 barrels of oil per producing day. Production was shut in for 14 days while modifications were made for phase 2 gas production.

Gas production from the field began on 1 October 2009 and was expected to reach 50-60 million cubic feet of gas per day during October.

Cue did not have any hedging arrangements in place during the quarter.

Wortel Field

A plan of development has been submitted to BPMIGAS for consideration. Discussions on the plan with BPMIGAS are ongoing.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)

Taranaki Basin – New Zealand (5% interest)

Operator: OMV New Zealand

Maari Oil Field

Oil production revenue received during the quarter totaled A$6.5million and equated to 81,438 barrels of oil.

Development drilling was completed with five oil production and three water injection wells drilled.

A remedial workover of the MR4 production well was completed during the quarter and a remedial workover of the MR1 well was undertaken in mid October 2009.

The failure of down hole equipment in these wells and the need to shut in producing wells during heavy lift drilling operations has resulted in lower production rates to date than expected. Moki reservoir oil production is now expected to stabilize at around 30-35,000 barrels of oil per day.

The ENSCO 107 jack up drilling rig is expected to leave the field in early November 2009. A permanent work over drilling rig will be installed on the Maari platform during December 2009. This rig will be used for any further well workovers.

The Maari M2A development well was drilled during September. The M2A sandstone lies approximately 50 metres above the main Moki reservoir and was penetrated several times during the Moki development drilling campaign with encouraging results.

The M2A well drilled 1,209 metres of horizontal section through the reservoir with net oil pay of 660 metres in excellent quality reservoir rock.

The likely in place oil volumes per the operator are in the range of 30-40 million barrels. Recoverable volumes will be estimated in due course. It is expected that the well will begin production in December 2009.

Cue did not have any hedging arrangements in place during the quarter.

2. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)

Operator: Santos

No exploration activity.

PPL 190 – Papuan Basin, PNG (10.947% interest)

Operator: Oil Search

No exploration activity

PRL -8 – Papuan Basin, PNG (10.72% interest)

Operator: Oil Search

No exploration activity.

PRL -9 – Papuan Basin, PNG (14.894% interest)

Operator: Santos

Preparations were underway for the 60km Barikewa 2D seismic survey. The survey is expected to begin shortly and be completed in January 2010.

- **INDONESIA**

Sampang PSC

General exploration studies continued during the quarter.

- **NEW ZEALAND**

PEP38413 – (five year extension granted to 1st January 2011) (5% interest)
Operator: OMV New Zealand

- **MANAIA**

The Manaia – 1 well was drilled from the Maari platform to a measured drill length of 7,945 metres with a 1,524 metre horizontal penetration of the target Mangahewa sandstone reservoir section. Oil was detected throughout the net reservoir section. The drilling of the well represents a considerable technical achievement and is the longest well drilled to date in New Zealand. The inplace estimate of oil volume per the operator is around 58 million barrels of oil.

The Manaia – 1 well is expected to be put into production in the first quarter of 2010. Reserve volumes will be estimated later based on production performance.

PEP51313 – (20% interest)

Operator: Todd Exploration Limited

Cue is obtaining a 20% interest from Todd Exploration in permit PEP51313 which lies immediately adjacent to the Maari and Manaia oil fields in the offshore Taranaki Basin of New Zealand (see map). The permit covers an area of 2,628 sq km and the 5 year permit term began on 30 July 2009.

The permit incorporates most of the area of PEP38494 in which Cue was obtaining a 20% interest. This permit was relinquished earlier this year and has been incorporated into PEP51313.

The permit work programme, in the first 2 years, consists of seismic reprocessing, 3D seismic acquisition over the greater Matariki area in year 1 and the acquisition of 2D seismic in year 2.

The joint venture has the option to drill exploration wells in the third and fifth years of the permit.

Cue will earn its 20% interest by reimbursing Todd for Cue's equity share of prior permit costs and in addition funding part of Todd's share of the 3D seismic costs.


N
New Zealand
Maari
Manaia
Pukeko
Pake
Rahua
PEP 51313
Cue 20%
Matariki
Strat-Play
Matariki
Puanga
Takurua
Scale 10km
Legend
Cue Permit
Oil Fields
Prospects
Leads
Wells

PEP51149 – (20% interest)

Operator: Todd Exploration Limited

Cue is obtaining a 20% interest from Todd Exploration in permit PEP51149. The permit is largely onshore in the Taranaki Basin south of New Plymouth, New Zealand (see map)

Cue is earning its interest by reimbursing Todd Exploration for Cue's equity share of permit costs incurred from the award of the permit in September 2008.

PEP51149 contains several prospects and leads that have potential to contain significant commercial volumes of natural gas.

A 2D seismic survey has recently been acquired over the Tohu lead. The joint venture has the option to drill exploration wells in later years.


New Plymouth
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Pungarehu
Tohu
New 2D seismic
Mt Taranaki
Burgess-1
Rahotu-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
PEP 51149
Cue 20%
Legend
Cue Permit
Oil Fields
GasFields
Prospects
Leads
Wells
Kapuni Gas Field
Scale 5km
NEW ZEALAND

- **AUSTRALIA**

AC/RL -7 – Timor Sea (20% interest)

Operator: PTTEP Australia

No activity to report.

Carnarvon Basin

EP 363 Carnarvon Basin – Western Australia (10% participation option)

Operator: Apache Energy

No activity to report.

WA-359-P Carnarvon Basin – Western Australia (20% interest)

Operator: MEO Australia Limited

No activity to report.

WA-360-P Carnarvon Basin – Western Australia (20% interest ; MEO + 5% option)

Operator: MEO Australia Limited

MEO continues to seek a farminee to drill the large Artemis prospect and expects to close a farmin shortly. If MEO commits to drilling the well, Cue will retain a 15% free carry through the drilling of the well, and a 15% interest in the permit, and MEO's interest will be 70%.

WA-361-P Carnarvon Basin – Western Australia (15% interest)

Operator: MEO Australia Limited

No activity to report.

WA-389-P Carnarvon Basin – Western Australia (100% interest)

Operator: Cue Energy Resources Limited

Interpretation of data from the Rose 3D seismic survey has confirmed the presence of the Caterina prospect which consists of a large titled fault block beneath the current seafloor shelf break. Direct hydrocarbon indicators (seismic amplitude etc) are interpreted in the primary objective Mungaroo Formation. In a mid case a single 35 metre sand in the structure could contain approximately 4 trillion cubic feet of recoverable gas. Stacked reservoir sands could be present. Cue intends to seek a farminee to drill the prospect.


WA-388-P
WA-389-P
CUE 100%
ROSE 3D Seismic
Section Line (next slide)
Scale 5km

Structure map on Mungaroo Formation showing seismic amplitude in red

WA-409-P – Western Australia (50% interest)

Operator: Cue Energy Resources Limited

No activity to report.

Bass Basin

T/37P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

Cue is seeking a farminee to progress exploration of the permit.

T/38P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

Beach Petroleum drilled the Spikey Beach -1 well in September 2009 to a total depth of 2,100 metres MDRT. No significant hydrocarbon shows were encountered and the well was plugged and abandoned.

Cue is seeking a farminee to progress exploration outside the Beach Petroleum farmin block.

- **BOARD APPOINTMENT**

E.G. Albers, long standing director, resigned during the quarter and S. Koroknay has been appointed as a director.

- **EQUITY RAISING**

In July 2009, Cue completed a non-renounceable 1 for 5 Pro-rata Entitlement Offer to shareholders. Successful applications were received for 64,455,713 shares @ 15 cents per share raising approximately A$9.6 million after fees.

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 September 2009

Consolidated statement of cash flows

		Current quarter $A'000	Year to date 3 months $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	12,204	12,204
1.2	Payments for (a) exploration and evaluation (refer 2.2)	371	371
	(b) development	(4,452)	(4,452)
	(c) production	(2,553)	(2,553)
	(d) administration	(628)	(628)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	51	51
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net Operating Cash Flows	4,993	4,993
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	4,993	4,993

1.13	Total operating and investing cash flows (brought forward)	4,993	4,993
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	9,617	9,617
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings (refer 3.1(i))	486	486
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	10,103	10,103
	Net increase (decrease) in cash held	15,096	15,096
1.20	Cash at beginning of quarter/year to date	4,324	4,324
1.21	Exchange rate adjustments to item 1.20	(590)	(590)
1.22	**Cash at end of quarter**	18,830	18,830

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	62
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	-	22,727
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,216
4.2	Development	3,493
	Total	**7,709**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	39	71
5.2	Deposits at call	18,791	4,253
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	18,830	4,324

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	692,694,720	692,694,720	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 64,455,713 -	 64,455,713 -	 15 cents -	 15 cents -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,700,000 1,033,336 1,366,666 1,366,665 333,333	 -	*Exercise Price* 35 cents 15 cents 20 cents 22.5 cents 25 cents 35 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 October 2009
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 SEPTEMBER 2009

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	Barracuda Pty ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
(iv)WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	PTTEP (Australasia) (Ashmore Cartier) Pty Ltd	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
(iii)PEP 51313	Todd Exploration Limited	20.00
(iii)PEP 51149	Todd Exploration Limited	20.00

(i) Economic interest in the Jeruk field	8.181818
(ii) Working interest in Spikey Beach block	10.00

(iii) Subsequent to the end of the quarter and subject to government approval

(iv) Cue's interest will reduce to 15% if MEO commits by 31 December 2009 to drill a well.